LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

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W. SCOTT LAWLER, ESQ.

      Admitted in California

Wednesday, October 05, 2005

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. John Reynolds, Assistant Director

                    Office of Emerging Growth Companies

Re:

Dynamic Alert Limited

Amendment No.4 Form SB-2 filed October 5, 2005

File Number 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 4 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 4 was filed via Edgar, with a submission date of October 6, 2005.

Below are the comments from your comment letter regarding Amendment No. 3 to Dynamic's Form SB-2, each followed by Dynamic Alert Limited’s responses thereto.

General

Comment

1.

Please note in all future amended filings, ensure that the red-lined copy is accurately marked to show that changes from the previous filing.

Response

We have included a red-line version of this draft for your review, as requested.

Risk Factors

Comment

2.

In our 4th comment in the staff’s letter dated March 21, 2005, we had requested a correction to your risk factor 5.  It appears you have deleted this risk factor.  Please reinsert this risk factor in light of its apparent importance, “if Dynamic fails to sell the entire offering, it may never commence operations and your investment would be lost.”

Response

We have reinserted the subject risk factor but revised it from its original language.

Offering

Comment

3.

This registration statement relates to an offering of common stock by the Company as a means to raise capital.  It is unclear why the following disclosure is inserted in the second paragraph which states that “no officers, directors or shareholders own any of the shares being offered.”  Please advise.

Response

We have deleted the disclosure referred to above.

Item.3 – The Company, page 4

Comment

4.

We note the company intends to get into a certain line of business.  However, according to the filing “Dynamic will require $19,000 in order to begin operations.  We further note under “Use of Proceeds”, the company’s plans in the event it raises only $9,000 (10%).  In the last paragraph of the section, “The Company”, it states “in the event that we raise only a nominal amount of money from this offering, such as $2,500 or less, we will endeavor to proceed with our plan of operations…”  Please reconcile and provide a detailed, specific business plan, including the day to day operations.

Response

We have revised and reconciled the references stated in the above comment.

Comment

5.

Further, discuss the same concern if the Company fails to raise an additional $20,000 to remain operational for the next twelve months.  Clearly discuss your business and your day-to-day operations if you do not raise the $39,000.  Upon receipt of your response, we may have further comment.

Response

We have added the disclosure requested by this comment.

Comment

6.

Please disclose if there is a dollar cap that the founders and directors are willing to contribute to the company.

Response

We have added disclosure that the founders and directors have not committed to any minimum or maximum amount that they would be willing to contribute to the company.

Item 4. Use of Proceeds, page 8

Comment

7.

We note in the second risk factor that management does not have any specific, direct experience in operating a personal security business.  Please explain why in your use of proceeds table that training and consulting is not listed as a high priority expenditure.  Also, consider and briefly explain how you would accomplish the other tasks listed in the table, given this lack of experience.

Response

We have revised the Use of Proceeds to increase the priority of the Training and Consulting expense and also explained how the other tasks will be accomplished.

Comment

1.

Please disclose if the company has had any discussions, agreements, or understandings with any consultants or experts in the personal security field.

Response

We have added the disclosure requested by this comment as the last sentence of the paragraph describing the Training and Consulting expense.

Comment

2.

Here or elsewhere in an appropriate section of the prospectus, please discuss in some detail the types of products that will make up the company’s inventory.

Response

We have added in this section a cross-reference to Item 16 – Description of Business, which now includes a description of products that make up the company’s inventory.

Comment

1.

Please expand the disclosure addressing if Dynamic raises less than 10% of the total offering. Tell us more specifically how the company will allocate the proceeds to the categories of Legal and accounting, Travel and marketing, and Website development as noted in the paragraph following the table on page 8. We may have further comment.

Response

We have expanded the disclosure as requested by this comment.

Item 8-Plan of Distribution, page 10

Comment

2.

Please revise the disclosure on the cover page so that it is consistent with that in the plan of distribution section. For example, “we will keep the offering open until we sell all of the shares registered, or November 30, 2005, which ever occurs first.”

Response

We have made the reconciliation requested by this comment.

Government Controls and Approvals, page 15

Comment

3.

We reiterate our comment under this heading in the staff’s March 21, 2005 letter. Please address the requirements or standards of the Labor Standards, and Occupational Health and Safety as they would directly affect the operations of the company.

Response

We have added disclosure that Dynamic will not be affected by the requirements or standards of the Labor Standards or Occupational Health and Safety.

Research and Development Activities and Costs, page 16

Comment

4.

With respect to our previous comment under this heading, we do not understand the meaning of the last sentence of paragraph one. Please revise to adequately explain the basis for management’s belief that “the niche market targeted by Dynamic is presently under serviced…”

Response

We have revised the disclosure referenced by this comment and belief that it now provides adequate explanation.

Comment

5.

The second paragraph should be revised to refer to the effectiveness of the registration statement.

Response

We have made the revision noted in this comment.

Comment

Employees, page 16

1.

We reiterate our previous comment under this heading. Please revise to adequate explain who and how the services will be provided to prospective clients given the fact that apparently only one person, Mr. Hawkings, will be responsible for “performing any private and personal security services as well as directing operations for the security of special events.” We also note that the company has no plans to hire any employees within the first year of operations.

Response

We have added the explanations requested by this comment.

Comment

Expenditures, page 19

2.

Please revise to explain “[W]e intend to outsource product manufacturers to provide the necessary training for the safe use of their products” as noted under the sub-heading “Training and Consulting”. We may have further comment.

Response

We have revised the language referred to above

General

Comment

3.

Please update the information throughout the prospectus to the latest date practicable.

Response

We have updated the information throughout the prospectus as noted by this comment.

Comment

4.

Please note the updating requirements pursuant to Item 310(g) of Regulation S-B.

Response

Dynamic Alert has provided audited financial statements through its latest fiscal year end of June 30, 2005 with this Amendment No. 4.

Comment

5.

Also, a currently dated consent of the independent accountants should be included in the next amendment to be filed.

Response

A currently dated consent of the independent accountants is included with this Amendment No. 4.

Comment

Exhibit Section

Sock Subscription Agreement

Comment

1.

With respect to the Stock Subscription Agreement Section 2, it states “if the offering is consummated for any reason, the subscription payment will be returned, in full, as soon as practicable following termination of the offering or date of rejection. Please revise the disclosure to state will return promptly. We note that this is a best-efforts no minimum offering and the company will have immediate access to the funds. Please explain the following disclosure “if the offering is not consummated for any reason” your funds will be returned, in full as soon as practicable.

Response

We have made the revision noted by the first part of this comment and we have deleted the language referenced by the last part of this comment.

Sincerely,

/s/W. Scott Lawler

W. Scott Lawler, Esq.